SIGILON THERAPEUTICS, INC.

100 Binney Street, Suite 600

Cambridge, MA 02142

December 1, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith and Dietrich King, Division of Corporation Finance

Re:	Sigilon Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-250070)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sigilon Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on December 3, 2020, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein or William Michener of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call William Michener of Ropes & Gray LLP, counsel to the Company, at (617) 951-7247 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

SIGILON THERAPEUTICS, INC.

By:	/s/ Rogerio Vivaldi Coelho, M.D.
Name:	Rogerio Vivaldi Coelho, M.D.
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]